PrimeCare Systems, Inc.

56 Harrison Street, Suite 501

New Rochelle, NY 10801

Telephone (914) 576-8457

Fax (914) 576-7821

March 22, 2006

VIA EDGAR

United States Securities And Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re:

PrimeCare Systems, Inc. Registration of Securities on Form 10-SB (File No.  000-51830) Application for Withdrawal

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), PrimeCare Systems, Inc. (the “Company”) hereby submits this application for withdrawal of its Registration Statement on Form 10-SB,  file No. 000-51830, (the “Registration Statement”) relating to the registration of the Company’s common stock, effective as of the date hereof, or as early as possible hereafter.  The Company is requesting withdrawal of the Registration Statement for business reasons.  No securities of the Company had been sold or issued in connection with the registration.  The Company may undertake a subsequent offering in reliance on Rule 155(c).

Very truly yours,

PrimeCare Systems, Inc.

/s/ Edward C. Levine

Edward C. Levine, Chairman